AB 3/10

* KH 3/9

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2011
WASH, D.C.
211

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 52942

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2010** (MM/DD/YY) AND ENDING **December 31, 2010** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Sanford C. Bernstein & Co. , LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas
(No. and Street)

New York	**New York**	**10105**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matt McGinnity — **(914) 993-3288**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first, middle name*)

300 Madison Avenue	**New York**	**New York**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

[redacted]

11018938

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BB 3/12

OATH OR AFFIRMATION

I, Edward Farrell, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Sanford C. Bernstein & Co., LLC as of December 31, 2010 are true and correct. I further swear (or affirm), that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified solely as that of a customer.

PATRICIA D'ANGELO
Notary Public, State of New York
No. 01DA6209280
Qualified in Westchester County
Commission Expires July 27, 20 13

Signature

CFO
Title

2/23/11
Notary Public

This report contains (check all applicable boxes):

(x) Facing Page
(x) An Oath or Affirmation
(x) Statement of Financial Condition
(x) Statement of Income
(x) Statement of Changes in Member's Equity
(x) Statement of Cash Flows
( ) Statement of Changes in Liabilities Subordinated to Claims of Creditors
(x) Computation of Net Capital
(x) Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3-3
(x) Information for Possession or Control Requirements Pursuant to Rule 15c3-3
( ) A Reconciliation, including appropriate explanation, of the computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3
(x) Statement of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
( ) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
( ) A copy of the SIPC Supplemental Report
( ) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
(x) Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7
(x) Supplementary Report of Independent Auditors on Internal Control

Sanford C. Bernstein & Co., LLC

(an indirect wholly-owned subsidiary of AllianceBernstein L.P.)

Statement of Financial Condition
December 31, 2010
(With Independent Auditor's Report Thereon)

Report of Independent Auditors

To the Board of Directors and Member of
Sanford C. Bernstein & Co., LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Sanford C. Bernstein & Co., LLC (the "Company") at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement of financial condition in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2011

SANFORD C. BERNSTEIN & CO., LLC
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Statement of Financial Condition

December 31, 2010

(dollars in thousands)

ASSETS

Cash and cash equivalents	$	34,284
Cash and securities segregated under Federal regulations		1,084,603
Receivables:		
Brokers and dealers		164,370
Customers (including officers)		760,724
Affiliates		6,007
Investments		88,373
Other assets		19,368
Total assets	**$**	**2,157,729**

LIABILITIES AND MEMBER'S EQUITY

Payables:		
Brokers and dealers	$	82,023
Customers (including officers)		1,749,789
Due to parent		17,300
Due to affiliates		6,607
Bank overdrafts		26,646
Securities sold not yet purchased		50,539
Accrued compensation and benefits		5,030
Accrued expenses and other liabilities		12,890
Total liabilities		**1,950,824**
Commitments and contingencies *(Note 7)*		
Member's equity		206,905
Total liabilities and member's equity	**$**	**2,157,729**

The accompanying notes are an integral part of this financial statement.

SANFORD C. BERNSTEIN & CO., LLC
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Notes to the Statement of Financial Condition

December 31, 2010

(dollars in thousands)

(1) Business Description and Organization

Sanford C. Bernstein & Co., LLC (the "Company") is an indirect wholly-owned subsidiary of AllianceBernstein L.P. ("AllianceBernstein" or the "Parent"), which is majority owned by AXA, the holding company for an international group of insurance and related financial services companies. The Company was formed on October 2, 2000 as a result of the Parent's acquisition of the business including the assets and liabilities of SCB Inc., an investment research and management company formerly known as Sanford C. Bernstein Inc. ("Bernstein"). The Company is registered with the Securities Exchange Commission ("SEC") as a broker-dealer and an investment adviser, and is a regulated member of The New York Stock Exchange ("NYSE"), the Financial Industry Regulatory Authority, Inc. ("FINRA"), and other market centers and self-regulatory organizations. The Company provides brokerage and equity research services to institutions (including affiliates) and custodial services to individual and certain institutional customers of the Parent. The Company also earns revenues in the form of underwriting fees, management fees and/or selling concessions from issuers of publicly-traded securities to which the Company provides equity capital market services. The Company incurs significant allocated expenses and derives a portion of its revenues from affiliates in performing these services. *See Note 8*, Related Party Transactions, for a discussion of these related party transactions.

(2) Significant Accounting Policies

(a) Basis of Presentation

The Company is a single member limited liability company ("LLC") with the Parent, a Delaware limited partnership, as the member.

The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of the statement of financial condition requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(b) Subsequent Events

We evaluated subsequent events through February 24, 2011, the date the statement of financial condition was available to be issued.

(c) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits, money market accounts and highly liquid investments with original maturities of three months or less. Due to the short term nature of these investments, the recorded value has been determined to approximate fair value.

(dollars in thousands)

(d) Bank overdrafts

Bank overdrafts represent outstanding checks for payments made on behalf of or to clients that have not yet been processed by the bank. As these checks are cleared through the bank the Company reduces the bank overdraft liability as well as reduces the cash and cash equivalent balance. The balance in this liability account does not represent insufficient funds.

(e) Transaction Execution

Customer securities transactions are recorded on a settlement date basis, with related commission income and expenses reported on a trade date basis. Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables; such collateral is not reflected in the statement of financial condition.

(f) Collateralized Securities Transactions

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received in connection with the transaction and are included in receivables from and payables to brokers and dealers in the statement of financial condition. Securities borrowed transactions require the Company to deposit cash collateral with the lender. As of December 31, 2010, cash collateral on deposit with lenders was $63.0 million. With respect to securities loaned, the Company receives cash collateral from the borrower. As of December 31, 2010, cash collateral received from borrowers was $42.2 million. The initial collateral advanced or received approximates or is greater than the fair value of securities borrowed or loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, as appropriate. As of December 31, 2010, there is no allowance provision required for the collateral advanced.

As of December 31, 2010, the Company has $12.3 million of cash on deposit with clearing organizations for trade facilitation purposes.

(g) Loss Contingencies

With respect to all significant litigation matters, AllianceBernstein and the Company consider the likelihood of a negative outcome. If AllianceBernstein or the Company determine the likelihood of a negative outcome is probable, and the amount of the loss can be reasonably estimated, the Company records an estimated loss for the expected outcome of the litigation. If the likelihood of a negative outcome is reasonably possible and the Company is able to determine an estimate of the possible loss or range of loss, the Company discloses that fact together with the estimate of the possible loss or range of loss. However, it is difficult to predict the outcome or estimate a possible loss or range of loss because litigation is subject to inherent uncertainties, particularly when plaintiffs allege substantial or indeterminate damages, or when the litigation is highly complex or broad in scope. In such cases, the Company discloses that it is unable to predict the outcome or estimate a possible loss or range of loss.

(dollars in thousands)

(h) ***Deferred Compensation Plans***

Employees of the Company are eligible to participate in several AllianceBernstein unfunded, non-qualified deferred compensation plans under which annual awards to employees are generally made in the fourth quarter. For awards made before 2009, participants were permitted to allocate their awards: (i) among notional investments in Holding Units, certain of AllianceBernstein's investment services provided to clients, and a money market fund, (ii) restricted Holding Units or (iii) under certain circumstances, in options to buy Holding Units. Awards in 2010 and 2009 consisted solely of restricted Holding Units. AllianceBernstein typically makes investments in their services that were notionally elected by the participants and maintain them in a consolidated rabbi trust or separate custodial account. Awards generally vest over four years but can vest more quickly depending on the terms of the individual award, the age of the participant, or the terms of participant's employment, separation or retirement agreement. Upon vesting, awards are distributed to participants unless they have made a voluntary long-term election to defer receipt. Quarterly cash distributions on unvested Holding Units or restricted Holding Units for which a long-term deferral election has not been made are paid currently to participants. For awards made prior to December 2009, quarterly cash distributions on notional investments in Holding Units and income credited on notional investments in AllianceBernstein's investment services or the money market fund for which a long-term deferral election has been made are reinvested and distributed as elected by participants. For awards made in December 2010 and 2009, quarterly cash distributions on vested and unvested restricted Holding Units for which a long-term deferral election has been made are paid currently to participants.

(i) ***Compensatory Unit Awards and Option Plans***

Certain employees of the Company are eligible to participate in the compensatory Holding Unit award and option plans maintained by AllianceBernstein. In 2010, there was 1,115,906 restricted Holding Units awarded to 125 employees. There were no options awarded to Company employees in 2010.

(j) ***Income Taxes***

The Company is treated as a disregarded entity for tax purposes. The Parent, a private limited partnership, is not subject to federal or state corporate income taxes. However, the Parent is subject to a 4% New York City unincorporated business tax ("UBT"). Payments of the UBT are made by the Parent on behalf of the Company.

(k) ***Investments***

Investments include United States Treasury Bills, exchange-traded options and other equity and fixed income securities which are classified as trading. Trading investments are stated at fair value.

See Note 6 for a description of how the Company measures the fair value of investments.

(l) ***Debt***

On December 9, 2010, AllianceBernstein entered into a committed, unsecured three-year senior revolving credit facility (the "2010 Credit Facility") with a group of commercial banks and other

(dollars in thousands)

lenders in an original principal amount of $1.0 billion with the Company as an additional borrower.

The 2010 Credit Facility replaces AllianceBernstein's $1.0 billion committed, unsecured revolving credit facility, which had a scheduled expiration date of February 17, 2011, and the Company's $950 million committed, unsecured revolving credit facility, which had a scheduled expiration date of January 25, 2011, both of which were terminated upon the effectiveness of the 2010 Credit Facility. AllianceBernstein has agreed to guarantee the obligations of the Company under the 2010 Credit Facility.

The 2010 Credit Facility will be available for AllianceBernstein's and the Company's business purposes, including the support of AllianceBernstein's $1.0 billion commercial paper program. Both AllianceBernstein and the Company can draw directly under the 2010 Credit Facility and management expects to draw on the 2010 Credit Facility from time to time.

The 2010 Credit Facility contains affirmative, negative and financial covenants, which are customary for facilities of this type, including, among other things, restrictions on dispositions of assets, restrictions on liens, a minimum interest coverage ratio and a maximum leverage ratio. The 2010 Credit Facility also includes customary events of default (with customary grace periods, as applicable), including provisions under which, upon the occurrence of an event of default, all outstanding loans may be accelerated and/or lender's commitments may be terminated. Also, under such provisions, upon the occurrence of certain insolvency or bankruptcy related events of default, all amounts payable under the 2010 Credit Facility would automatically become immediately due and payable, and the lender's commitments would automatically terminate.

The 2010 Credit Facility provides for possible increases in principal amount by up to an aggregate incremental amount of $250 million, any such increase being subject to the consent of the affected lenders. Amounts under the 2010 Credit Facility may be borrowed, repaid and re-borrowed by us from time to time until the maturity of the facility. Voluntary prepayments and commitment reductions requested by us are permitted at any time without fee (other than customary breakage costs relating to the prepayment of any drawn loans) upon proper notice and subject to a minimum dollar requirement. Borrowings under the 2010 Credit Facility bear interest at a rate per annum, which will be, at our option, a rate equal to an applicable margin, which is subject to adjustment based on the credit ratings of AllianceBernstein, plus one of the following indexes: London Interbank Offered Rate ("LIBOR"); a floating base rate; or the Federal Funds rate. As of December 31, 2010 the Company had no amounts outstanding under the 2010 Credit Facility or the previous revolving credit facility.

In addition, the Company has five uncommitted lines of credit with four financial institutions. Two of these lines of credit permit the Company to borrow up to an aggregate of approximately $125.0 million while three lines have no stated limit. As of December 31, 2010, no amounts were outstanding under these credit facilities.

SANFORD C. BERNSTEIN & CO., LLC
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Notes to the Statement of Financial Condition

December 31, 2010

(dollars in thousands)

(3) Securities and Cash segregated under Federal Regulations

As of December 31, 2010, $1,084,603 (cost of $1,084,497) of United States Treasury Bills were segregated in a special reserve bank custody account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934, as amended ("Exchange Act").

(4) Receivables from and Payables to Brokers and Dealers

Amounts receivable from and payable to brokers and dealers as of December 31, 2010 consist of the following:

	Receivables	Payables
Deposits for securities borrowed/loaned	$ 62,981	$ 42,165
Receivables/payables on unsettled trades	94,473	37,047
Securities failed-to-deliver/receive	6,916	2,811
	$ 164,370	**$ 82,023**

(5) Investments

As of December 31, 2010, investments consist of:

Trading:	
United States Treasury Bills	$ 52,975
Equity securities	26,231
Long exchange-traded options	9,027
Other (cost basis)	140
	$ 88,373

As of December 31, 2010, United States Treasury Bills of $52,975 (cost of $52,970) were held in the Company's investment account, of which, $34,975 was deposited as collateral with clearing organizations.

The following is a summary of the cost and fair value of trading investments held as of December 31, 2010:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Trading:				
Equity investments	$ 26,573	$ -	$ 342	$ 26,231
Long exchange-traded options	10,388	-	1,361	9,027
Fixed income investments	52,970	5	-	52,975
	89,931	**$ 5**	**$ 1,703**	**$ 88,233**

(dollars in thousands)

(6) Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three broad levels of fair value hierarchy are as follows:

- Level 1 – Quoted prices in active markets are available for identical assets or liabilities as of the reported date.
- Level 2 – Quoted prices in markets that are not active or other pricing inputs that are either directly or indirectly observable as of the reported date.
- Level 3 – Prices or valuation techniques that are both significant to the fair value measurement and unobservable as of the reported date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Assets Measured at Fair Value on a Recurring Basis

Effective January 1, 2010, we adopted ASU 2010-06, *Improving Disclosures about Fair Value Measurements.* This standard required additional disclosures about fair value measurements including transfers in and out of Levels 1 and 2 and a higher level of disaggregation for the different types of financial instruments. There were no transfers in or out of Level 1 or Level 2 during 2010.

The following table summarizes the valuation of our financial instruments by pricing observability levels as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Money market	$ 20,000	$ -	$ -	$ 20,000
U.S. Treasury bills	-	1,137,578	-	1,137,578
Equity securities[1]	26,231	-	-	26,231
Long exchange-traded options	9,027	-	-	9,027
Total assets measured at fair value	**$ 55,258**	**$ 1,137,578**	**$ -**	**$ 1,192,836**
Securities sold not yet purchased				
Short equities-corporate	$ 42,914	$ -	$ -	$ 42,914
Short exchange-traded options	7,622	-	-	7,622
Other	3	-	-	3
Total liabilities measured at fair value	**$ 50,539**	**$ -**	**$ -**	**$ 50,539**

[1] Primarily long positions in corporate equities traded through our options desk.

Following is a description of the fair value methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:

(dollars in thousands)

- Money market: We invest excess cash in a money market fund that is valued based on quoted prices in active markets; this is included in Level 1 of the valuation hierarchy.
- U.S. Treasury bills: We hold United States Treasury bills, which are primarily segregated in a special reserve bank custody account as required by Rule 15c3-3 of the Exchange Act. These are valued based on quoted yields in secondary markets and are included in Level 2 of the valuation hierarchy.
- Equity securities: Our equity securities consist principally of long positions in corporate equities (traded through our options desk) with quoted prices in active markets, which are included in Level 1 of the valuation hierarchy
- Options: The Company holds long exchange-traded options that are included in Level 1 of the valuation hierarchy.
- Securities sold not yet purchased: Securities sold but not yet purchased, primarily reflecting short positions in equities and exchange-traded options, are included in Level 1 of the valuation hierarchy.

Assets Measured at Fair Value on a Nonrecurring Basis

There were no impairments recognized for long-lived assets as of December 31, 2010.

(7) Commitments and Contingencies

Legal proceedings

The Company is involved in various matters, including regulatory inquiries, administrative proceedings and litigation, some of which allege substantial damages. While any inquiry, proceeding or litigation has the element of uncertainty, management believes that the outcome of any one of the regulatory inquiries, administrative proceedings, lawsuits or claims that is pending or threatened, or all of them combined, will not have a material adverse effect on the Company's financial condition.

(8) Related Party Transactions

Receivables from officers and payables to officers at December 31, 2010 of $9,998 and $262, respectively, represent brokerage cash accounts of principal officers of the Company and the Parent.

The Company utilizes the Parent's advisory services for the management of discretionary accounts and, as such, is liable to the Parent for these services. The Company earns investment management fees from its customers and remits the full amount of these fees to the Parent. Included in the balance of receivables from customers as of December 31, 2010, was $15,317 of investment management fees.

The Company maintains an introducing broker agreement with Sanford C. Bernstein Limited ("SCBL"), an affiliate located in the United Kingdom. Accordingly, the Company receives from SCBL a percentage of the revenues generated by executions of European securities by SCBL for the Company's customers. In addition, the Company pays SCBL a percentage of revenues generated by executions of U.S. securities by

(dollars in thousands)

SCBL for the Company's customers. Receivables from affiliates as of December 31, 2010 included a net balance of $5,789 due from SCBL for these transactions.

Certain employees of the Company participate in an unfunded, non-qualified incentive compensation program maintained by AllianceBernstein. Aggregate awards made to these plans by AllianceBernstein on behalf of the employees of the Company for 2010 were $26,506.

Employees of the Company are eligible to participate in a 401(k) plan maintained by AllianceBernstein. Employer contributions are discretionary and generally limited to the maximum amount deductible for federal income tax purposes.

(9) Net Capital Requirement

As a broker-dealer and member organization of the NYSE, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Exchange Act. The Company computes its net capital under the alternative method permitted by the rule, which requires that minimum net capital, as defined, equal the greater of $1.0 million or two percent of aggregate debit items arising from customer transactions, as defined. As of December 31, 2010, the Company had net capital of $173,304, which was $158,590 in excess of the minimum net capital requirement of $14,714. Advances, dividend payments and other equity withdrawals are restricted by the regulations of the SEC, FINRA and other securities agencies.

(10) Risk Management

(a) Customer Activities

In the normal course of business, the Company's brokerage activities involve the execution, settlement and financing of various customer securities trades, which may expose the Company to off-balance sheet risk by requiring the Company to purchase or sell securities at prevailing market prices in the event the customer is unable to fulfill its contracted obligations.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements. These transactions are collateralized by cash or securities in the customer's account. In connection with these activities, the Company may execute and clear customer transactions involving the sale of securities not yet purchased. The Company seeks to control the risks associated with margin transactions by requiring customers to maintain collateral in compliance with the aforementioned regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary. A majority of the Company's customer margin accounts are managed on a discretionary basis whereby the Parent maintains control over the investment activity in the accounts. For these discretionary accounts, the Company's margin deficiency exposure is minimized through maintaining a diversified portfolio of securities in the accounts and by virtue of the Parent's discretionary authority and the Company's role as custodian.

The Company may enter into forward foreign currency contracts on behalf of accounts for which the Company acts as custodian. The Company minimizes credit risk associated with these contracts by

monitoring these positions on a daily basis, as well as by virtue of the Parent's discretionary authority and the Company's role as custodian.

In accordance with industry practice, the Company records customer transactions on a settlement date basis, which is generally three business days after trade date. The Company is exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. The risks assumed by the Company in connection with these transactions are not expected to have a material effect upon the Company's financial condition.

(b) Other Counterparties

The Company is engaged in various brokerage activities on behalf of clients in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, each counterparty's credit worthiness.

In connection with the Company's security borrowing and lending arrangements, the Company enters into collateralized agreements which may result in credit exposure in the event the counterparty to a transaction is unable to fulfill its contractual obligations. Security borrowing arrangements require the Company to deposit cash collateral with the lender. With respect to security lending arrangements, the Company receives collateral in the form of cash in amounts generally in excess of the market value of the securities loaned. The Company minimizes credit risk associated with these activities by establishing credit limits for each broker and monitoring these limits on a daily basis. Additionally, security borrowing and lending collateral is marked to market on a daily basis, and additional collateral is deposited by or returned to the Company as necessary.

(c) Market Risk

Market risk is defined as the exposure to adverse changes in the market value of a portfolio due to the change in the values of various risk factors. The four standard market risk categories are equity, interest rate, currency and commodity. The associated market risks relate to changes in stock prices, interest rates, foreign exchange rates, commodity prices and/or their implied volatilities when derivative financial instruments reside in the portfolios.

In the course of facilitating institutional customer orders, the company will engage in principal trading transactions that result in market risk exposures. Firm trading positions are only taken in listed equities and options and are hedged with similar securities. The company manages the market risks associated with these activities through a variety of risk measures and techniques, by establishing limits and by monitoring exposures and limits on a daily basis (including intra-day). All positions are valued at fair value (*See Note 6, Fair Value*) based on exchange prices.

pwc

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5 and CFTC Regulation 1.16 – Broker/Dealer

To the Board of Directors and Member of
Sanford C. Bernstein & Co., LLC:

In planning and performing our audit of the financial statements of Sanford C. Bernstein & Co., LLC (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

Because the Company does not carry commodity accounts for customers or perform custodial functions relating to customer's commodity accounts, we did not review the practices and procedures followed by the Company in any of the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17;
2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations there under, and the segregation of funds based upon such computations; and
3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

pwc

not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2011

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